EXHIBIT 21

                         LIST OF SUBSIDIARIES


     The Partnership is a general partner in Arvida/JMB Partners and Center Retail Partners, both of which are Florida general partnerships. The Partnership is the owner of Southeast Florida Holdings, Inc., an Illinois corporation. The Partnership is a limited partner in Arvida Management Limited Partnership, Gulf and Pacific Communications Limited Partnership, Weston Hills Country Club Limited Partnership, Arvida Realty Sales Limited Partnership, Weston Realty Sales Limited Partnership, Arvida Grand Bay Limited Partnerships I through VI, each of which is a Delaware limited partnership, and AOK Group. The Partnership is also a partner in the following partnerships with third parties: A&D Title, L.P., Arvida Pompano Associates Joint Venture, Ocala 202 Joint Venture and Tampa 301 Associates Joint Venture.